SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(MARK ONE)

         [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

         [  ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD  FROM ____________________ TO ____________________

COMMISSION FILE NUMBER 0-8493

A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                     STEWART & STEVENSON 401(K) SAVINGS PLAN

B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                       STEWART & STEVENSON SERVICES, INC.
                              2707 NORTH LOOP WEST
                              HOUSTON, TEXAS 77008

                              FINANCIAL STATEMENTS

In accordance with Item 4 of the Required Information for Form 11-K, the following statements of financial condition for the Stewart & Stevenson 401(k) Savings Plan have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

                 INDEX TO THE FINANCIAL STATEMENTS AND SCHEDULE

Report of Independent Public Accountants

Item 1. Statement of Net Assets Available for Benefits as of December 31, 1998 and 1997.

Item 2. Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 1998 and December 31, 1997.

Notes to Financial Statements

Schedule I - Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1998.

Schedule II - Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1998.

               STEWART & STEVENSON 401(K) SAVINGS PLAN

               FINANCIAL STATEMENTS
               AS OF DECEMBER 31, 1998
               TOGETHER WITH AUDITORS' REPORT

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of the
Stewart & Stevenson 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Stewart & Stevenson 401(k) Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Stewart & Stevenson 401(k) Savings Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year ended December 31, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ ARTHUR ANDERSEN LLP
ARTHUR ANDERSEN LLP


Houston, Texas
June 15, 1999

                     STEWART & STEVENSON 401(k) SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 1998 AND 1997

                                                                             1998         1997

ASSETS:
  Investments, at fair value-
    Merrill Lynch Global Allocation Fund, Inc.                              $6,676,284   $6,667,131
    Merrill Lynch Corporate Bond Fund, Inc., Intermediate Term               2,733,894    1,734,374
    Merrill Lynch Retirement Preservation Trust                              3,929,727    2,660,658
    AIM Value Fund                                                          17,196,524   11,138,933
    American Balanced Fund                                                   5,033,648    3,988,951
    Stewart & Stevenson Services, Inc., Common Stock                           995,812    1,789,246
    Franklin Small Cap Growth Fund                                             590,274       -
    Hotchkis & Wiley International Fund                                        421,998       -
    MFS - Massachusetts Investors Trust                                      1,145,066       -
    Participant loans                                                        1,449,798      890,184
                                                                           -----------  -----------

                           Total investments                                40,173,025   28,869,477

  Receivables-
    Employer contributions                                                      86,386       31,454
    Participant contributions                                                  269,644      170,168
  Cash                                                                          21,740           66
                                                                           -----------  -----------
                                                                               377,770      201,688

NET ASSETS AVAILABLE FOR BENEFITS                                          $40,550,795  $29,071,165
                                                                           ===========  ===========

     The accompanying notes are an integral part of these financial statements.

                     STEWART & STEVENSON 401(k) SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997



                                                                             1998         1997
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income-
    Dividends                                                               $2,725,323   $2,648,260
    Interest                                                                    94,324       65,432
    Net depreciation in fair value of common stock                          (1,144,502)    (164,015)
    Net appreciation in fair value of mutual funds                           2,393,021      658,468
                                                                           -----------  -----------

                  Total investment income                                    4,068,166    3,208,145

  Contributions-
    Employer                                                                 1,736,118    1,079,221
    Participant                                                              7,377,837    5,875,460
    Participant rollovers                                                      222,737      306,513
  Other additions-
    Transfer from the Sierra Plan (Note 7)                                      -         1,562,178
    Other receipts                                                              -            38,347
                                                                           -----------  -----------

                  Total contributions and other additions                    9,336,692    8,861,719
                                                                           -----------  -----------

                  Total additions                                           13,404,858   12,069,864
                                                                           -----------  -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Distributions to participants                                              1,676,623    1,967,231
  Withdrawals                                                                  159,427       50,105
  Administrative expenses                                                       89,178       69,418
                                                                           -----------  -----------

                  Total deductions                                           1,925,228    2,086,754
                                                                           -----------  -----------

NET INCREASE                                                                11,479,630    9,983,110

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                         29,071,165   19,088,055
                                                                           -----------  -----------

  End of year                                                              $40,550,795  $29,071,165
                                                                           ===========  ===========

     The accompanying notes are an integral part of these financial statements.

                     STEWART & STEVENSON 401(k) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN:

General

The Stewart & Stevenson 401(k) Savings Plan (the Plan or the Stewart & Stevenson
Plan), adopted effective January 1, 1994, is a trusteed, defined contribution plan established for the benefit of all eligible employees of Stewart & Stevenson Services, Inc., and its subsidiaries, C. Jim Stewart & Stevenson, Inc., Stewart & Stevenson Power, Inc., Stewart & Stevenson Operations, Inc., Stewart & Stevenson Transportation, Inc., Stewart & Stevenson International, Inc., Stewart & Stevenson Technical Services, Inc., Stewart & Stevenson de Venezuela, S.A., Creole Stewart & Stevenson, Inc., Stewart & Stevenson Vehicle Services, Inc., Sierra Detroit Diesel Allison, Inc., Stewart & Stevenson Oiltools, Inc., Ipsc Co., Inc., PAMCO Services International, Inc., Stewart & Stevenson Tug, LLC, Stewart & Stevenson Vehicle Systems, L.P., and Pow-R-Quik Limited (the Participating Stewart & Stevenson Employers). In conjunction with the sale of Stewart & Stevenson Service, Inc.'s gas turbine operations, the following entities became additional participating employers of the Plan effective February 1, 1998: Canyon East Wind, L.P., GE Packaged Power, Inc., GE Packaged Power Services, Inc., GE Energy Plant Operations, Inc., and GE Packaged Power Sales, Inc., or their successors (the Participating GE Employers). All of these entities are collectively referred to as "the Employers" or "the Company." Eligible employees of the gas turbine operations who became employees of the Participating GE Employers continued to participate in the Plan. Employees of the Participating GE Employers who were hired after the sale are eligible to participate in the Plan after completing the eligibility requirements of the Plan.

As a result of the acquisition of Sierra Detroit Diesel Allison, Inc., by the Company, the Sierra Detroit Diesel Allison, Inc. Retirement Plan (the Sierra
Plan) merged into the Stewart & Stevenson Plan, effective April 14, 1997. All assets were transferred in-kind and each member of the Sierra Plan became a participant in the Stewart & Stevenson Plan (see Note 7).

The following description of the Plan provides a summary of the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Plan Administration

The Plan is administered by a committee (the Administrative Committee) which is appointed by the board of directors of Stewart & Stevenson Services, Inc. This committee is empowered to act on all matters affecting the Plan including, among other things, interpreting the Plan's provisions, determining the eligibility of employees to become participants in the Plan, selecting the funds to be made available in the Plan and determining any person's right to a benefit under the Plan. The members of the Administrative Committee do not receive compensation for services rendered to the Plan.

Custodial safekeeping of Plan assets is performed by Merrill Lynch Trust Company (the Trustee). Individual participant record keeping is performed under Merrill Lynch, Pierce, Fenner & Smith Incorporated (the Recordkeeper). Among other duties, the Trustee is to receive contributions, collect the income from the Plan's assets and make disbursements from the Plan's assets as directed by the Administrative Committee. The Recordkeeper's duties include processing and maintaining participant data, participant statements, and contributions and distributions for purposes of recordkeeping.

Participation

Employee participation in the Plan is voluntary. All employees who are at least 21 years of age are eligible to participate in the Plan after completion of one year of service during which 1,000 or more hours are worked.

Investments

The following details the investment funds available to Plan participants:

Fund 1                 Merrill Lynch Global Allocation Fund, Inc., Class A (ML
                       Global)
Fund 2                 Merrill Lynch Corporate Bond Fund, Inc., Intermediate
                       Term, Class A (ML Corporate)
Fund 3                 Merrill Lynch Retirement Preservation Trust
                       (ML Retirement)
Fund 4                 AIM Value Fund (AIM)
Fund 5                 American Balanced Fund (American)
Fund 6                 Stewart & Stevenson Services, Inc., Common Stock (S&S
                       Services)

Effective April 1, 1998, the following investment funds were added to the Plan and made available to Plan participants:

 Fund 7                 Franklin Small Cap Growth Fund (Franklin)
 Fund 8                 Hotchkis & Wiley International Fund (Hotchkis & Wiley)
 Fund 9                 MFS - Massachusetts Investors Trust (MFS)

Also, effective April 1, 1998, participants were given the option to choose among the following model fund portfolios (shown collectively as Fund 10) which contain a combination of the other above-listed investment funds:

a. Merrill Lynch Conservative Goal Manager Model Fund - This fund invests 35 percent of its assets in the Merrill Lynch Retirement Preservation Trust, 55 percent in the Merrill Lynch Corporate Bond Fund, Inc., Intermediate Term, 8 percent in the MFS - Massachusetts Investors Trust, 1 percent in the Franklin Small Cap Growth Fund and 1 percent in the Hotchkis & Wiley International Fund.

b. Merrill Lynch Moderate Goal Manager Model Fund - This fund invests 10 percent of its assets in the Merrill Lynch Retirement Preservation Trust, 50 percent in the Merrill Lynch Corporate Bond Fund, Inc., Intermediate Term, 20 percent in the MFS - Massachusetts Investors Trust, 14 percent in the Franklin Small Cap Growth Fund and 6 percent in the Hotchkis & Wiley International Fund.

c. Merrill Lynch Aggressive Goal Manager Model Fund - This fund invests 10 percent of its assets in the Merrill Lynch Retirement Preservation Trust, 10 percent in the Merrill Lynch Corporate Bond Fund, Inc., Intermediate Term, 26 percent in the MFS - Massachusetts Investors Trust, 26 percent in the Franklin Small Cap Growth Fund and 28 percent in the Hotchkis & Wiley International Fund.

Effective February 1, 1998, employees of the Participating GE Employers are no longer allowed to invest contributions in the S&S Services fund or to transfer balances from other investment funds into the S&S Services fund.

Contributions

Participants may elect to contribute 1 percent to 15 percent of their wages as reported to the Internal Revenue Service, subject to certain limitations, as defined, in any or all six funds. Contributions from employees are recorded in the period in which the Company makes payroll deductions from Plan participants. For employees of the Participating Stewart & Stevenson Employers, the matching employer contribution is 25 percent of the first 6 percent of the participant's contribution. For employees of the Participating GE Employers, effective February 1, 1998, the matching employer contribution is 50 percent of the first 6 percent of the participant's contribution. Matching contributions from the Employers are made in the same period as the corresponding employee contributions. Participants may also make rollover contributions to the Plan representing distributions from other qualified defined benefit or contribution plans. Participants can change the allocation of their contributions in the investment funds or they can discontinue, increase or decrease their contribution rate within the 1 percent to 15 percent range as permitted by the Plan.

Participants' Benefits

Participants are fully vested in their participant contributions, rollovers and earnings thereon at all times. Participants shall have a 100 percent vested interest in their employer contributions upon attaining age 65, the normal retirement age according to the Plan. Those participants who terminate prior to normal retirement age are entitled to a benefit pursuant to the value of their vested interests in their accounts as follows:

                               Vested
Years of Vesting Service       Interest

   Less than 3 years               0%
   3 years                        20
   4 years                        40
   5 years                        60
   6 years                        80
   7 or more years               100

Forfeited employer contributions are used to pay Plan expenses or applied as a reduction of future employer matching contributions.

The Administrative Committee anticipates and believes that the Plan will continue without interruption but reserves the right to terminate the Plan. In the event of termination, the assets of the Plan, less expenses of liquidation, will be allocated to the participants in accordance with the terms of the Plan.

Withdrawals and Loans

Participant benefits are payable to participants or to a designated beneficiary in the event of their retirement, death or termination of employment. In limited circumstances, account withdrawals may be made for financial hardship in accordance with the Plan.

Benefit payments to withdrawing employees are made in lump-sum payments.

A participant may borrow from his account up to a maximum equal to the lesser of $50,000 or 50 percent of his vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. The minimum loan is $1,000 and will bear interest at a rate established by the Administrative Committee to be commensurate with the interest rates charged by persons in the business of lending money. The loans shall not exceed five years, except for loans for the purpose of acquiring a principal residence. The loans are secured by the balance in the participant's account. Principal and interest are paid ratably through periodic payroll deductions.

2. SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

The Merrill Lynch Retirement Preservation Trust Fund is a common/collective trust fund investing primarily in guaranteed investment contracts and U.S. Government securities. The guaranteed investment contracts are fully benefit responsive and are recorded at contract value, which approximates fair value. Contract value is determined based on contributions made under the contract plus interest earned at the contract's rate less funds used to pay investment fees and withdrawals. Effective yields of the guaranteed investment contracts are
6.55 percent and 6.56 percent for the years ended December 31, 1998 and 1997, respectively. The Plan's investments in mutual funds and common stock are recorded at cost when purchased but are adjusted to market value based upon published market prices, by the Trustee, for financial reporting purposes.

Recognition of Income and Expenses

The net change in the difference between market value of the investments on hand at December 31, and the market value of the investments on hand as of the beginning of the year, is recorded as unrealized appreciation (depreciation) of investments. Realized gains or losses on the sale of investments and withdrawals of investments are based on the value of the assets as of the beginning of the year or the time of purchase during the year, if later. Unrealized appreciation (depreciation) of investments and realized gains or losses are recorded in the statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

Interest and dividend income is recorded on the accrual basis by the Trustee. Plan income or loss for each investment fund is allocated to the participants daily in the ratio that each participant's account balance bears to all account balances. The Company may pay all expenses incurred in the administration of the Plan, but it shall not be obligated to do so. Any such expenses and fees not paid by the Company during 1998 and 1997 were paid from the Plan.

3. RISKS AND UNCERTAINTIES:

The Plan provides for various investments in common/collective trust funds, mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

4. FEDERAL INCOME TAXES:

The Plan obtained its latest determination letter on September 3, 1994, in which the Internal Revenue Service stated that the Plan, as originally established, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). Although the Plan has been amended since receiving the determination letter, the Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Administrative Committee believes that the Plan is qualified and is tax-exempt as of December 31, 1998 and 1997.

5. RECONCILIATION OF FINANCIAL
   STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 1998 and 1997:


                                                                             1998         1997
Net assets available for benefits per the financial statements              $40,550,795  $29,071,165
  Less- Amounts allocated to withdrawing participants                          (231,295)      -
                                                                            -----------  -----------

Net assets available for benefits per the Form 5500                         $40,319,500  $29,071,165
                                                                            ===========  ===========

The following is a reconciliation of distributions to participants and withdrawals per the financial statements to the Form 5500 for the year ended December 31, 1998 and 1997:

                                                                               1998         1997
Distributions to participants and withdrawals per the financial statements    $1,836,050   $2,017,336
  Add- Amounts allocated to withdrawing participants at December 31,
    1998 and 1997                                                                231,295       -
  Less- Amounts allocated to withdrawing participants at December 31,
    1997 and 1996                                                                 -          (166,435)
                                                                              ----------   ----------

Distributions to participants and withdrawals per the Form 5500               $2,067,345   $1,850,901
                                                                              ==========   ==========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for distributions that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

6. NONEXEMPT TRANSACTION:

The reimbursement of certain forfeitures to the Company in 1996 constituted a lending of such monies to the Company until corrected on June 25, 1997. As such, this transaction represented a nonexempt transaction for the year ended December 31, 1997, between the Company and the Plan.

7. TRANSFER FROM THE SIERRA PLAN:

On April 12, 1997, Stewart & Stevenson Services, Inc., purchased all of the outstanding shares of Sierra Detroit Diesel Allison, Inc. In conjunction with the purchase, effective April 14, 1997 (the Merger Date), the Sierra Detroit Diesel Allison, Inc. Retirement Plan (the Sierra Plan) merged with and into the Plan. The assets of the Sierra Plan were liquidated into cash and transferred to the Plan, along with in-kind transfers of outstanding loan amounts from the Sierra Plan trustee, totaling $1,562,178. These amounts were invested in the closest corresponding fund under the Plan, as determined by the Administrative Committee.

As such, each member of the Sierra Plan became a participant in the Plan as of the Merger Date. Notwithstanding any provision of the Plan to the contrary, each former Sierra Plan participant with three or more years of service as of the Plan Merger Date (a Grandfathered Sierra Plan Participant) shall have a vested and nonforfeitable interest in contributions allocated to his employer contribution account in the Plan on and after the Merger Date (and earnings thereon) in accordance with the following schedule:

                              Years of         Vested
                           Vesting Service    Interest

                         Less than 1 year          0%
                                  1 year          20
                                 2 years          40
                                 3 years          60
                                 4 years          80
                                 5 years         100

Each former Sierra Plan participant with at least one year of service (determined under the provisions of the Sierra Plan) as of the Plan Merger Date, who is not a Grandfathered Sierra Plan Participant, shall have his vesting percentage in contributions allocated to his employer contribution account in the Plan on or after the Plan Merger Date (and earnings thereon) determined in accordance with the terms of the Plan provided, however, that in no case shall such vesting percentage be less than his vesting percentage under the Sierra Plan on the Plan Merger Date.

8. SALE OF CONSTRUCTION
   EQUIPMENT DIVISION:

On October 6, 1997, the Company sold substantially all of the net assets of the Company's construction equipment franchise. In conjunction with the sale, the benefits of such participants under the Plan shall be distributed as soon as administratively feasible, subject to any required consents. Benefits of such participants were distributed during 1998 and 1997.

9. SUBSEQUENT EVENT:

Effective January 1, 1999, the Plan was amended and restated in its entirety to incorporate the following plan changes for employees of the Participating Stewart & Stevenson Employers:

a. The eligibility waiting period was changed from one year to 30 days, and the 21-year age requirement was eliminated.

b. Newly eligible employees are automatically enrolled for a 1 percent contribution unless otherwise elected. This 1 percent contribution is 100 percent matched, with such match fully vested.

c. Employee contributions in excess of 1 percent of compensation but not more than 6 percent are matched at 25 percent with such matching contributions and prior matching contributions to be vested under the following schedule:

     Years of        Vested
 Vesting Service     Interest

Less than 1 year         0%
         1 year         20
        2 years         40
        3 years         60
        4 years         80
        5 years        100

d. Maximum permissible employee contributions are increased from 15 percent of compensation to 20 percent of compensation.

Effective January 1, 1999, Contract Employee Services, Inc. (CES), acquired certain employees of GE Energy Plant Operations, Inc., and became a participating employer of the Plan.

Effective April 1, 1999, CES terminated its participation in the Plan and transferred its participation in the Plan to the trustee of a new plan to be established by CES.

Effective April 1, 1999, the Participating GE Employers terminated their participation in the Plan and transferred their participation in the Plan to the trustee of a new plan to be established by the GE entities.

10. ALLOCATION TO INVESTMENT FUNDS:

The following statements reflect the allocation of net assets available for benefits and changes in net assets available for benefits to the separate investment funds as of and for the years ended December 31, 1998 and 1997:

        Statement of Net Assets Available for Benefits by Investment Fund

                             As of December 31, 1998

                                                    Fund 1       Fund 2          Fund 3         Fund 4       Fund 5      Fund 6
                                                  ML Global   ML Corporate    ML Retirement      AIM        American  S&S SERVICES
                                                  ---------   ------------    -------------   ------------  -------  --------------
Assets-
  Investments, at fair value-
    Merrill Lynch Global Allocation Fund, Inc.    $6,676,284    $  -             $  -        $    -       $   -         $   -
    Merrill Lynch Corporate Bond Fund, Inc.,
      Intermediate Term                               -         2,360,881           -             -           -             -
    Merrill Lynch Retirement Preservation Trust       -            -             3,779,105        -           -             -
    AIM Value Fund                                    -            -                -         17,196,524      -             -
    American Balance Fund                             -            -                -             -        5,033,648        -
    Stewart & Stevenson Services, Inc.,
      Common Stock                                    -            -                -             -           -            995,812
    Franklin Small Cap Growth Fund                    -            -                -             -           -             -
    Hotchkis & Wiley International Fund               -            -                -             -           -             -
    MFS - Massachusetts Investors Trust               -            -                -             -           -             -
    Participant loans                                 -            -                -             -           -             -
                                                  ----------  -----------     ------------   -----------  ----------   -----------

               Total investments                   6,676,284    2,360,881        3,779,105    17,196,524   5,033,648       995,812

  Receivables-
    Employer contributions                            11,809        5,097            9,649        28,160       9,953         2,583
    Participant contributions                         35,000       14,386           30,377        89,602      29,630         8,392
  Cash                                                -            -                -             -           -             -
                                                  ----------  -----------     ------------   -----------  ----------   -----------
                                                      46,809       19,483           40,026       117,762      39,583        10,975
                                                  ----------  -----------     ------------   -----------  ----------   -----------

Net assets available for benefits                 $6,723,093   $2,380,364       $3,819,131   $17,314,286  $5,073,231    $1,006,787
                                                  ==========   ==========       ==========   ===========  ==========    ==========

(Continued)

                                                               Fund 8              Fund 10
                                                    Fund 7    Hotchikis   Fund 9    Model       Participant
                                                   Franklin    & Wiley     MFS     Portfolios    Loan Fund     General   Total
                                                  ----------  ---------   -------  -----------   -----------   -------   -------
Assets-
  Investments, at fair value-
    Merrill Lynch Global Allocation Fund, Inc.   $ -          $ -          $ -        $   -        $  -        $-       $ 6,676,284
    Merrill Lynch Corporate Bond Fund, Inc.,
      Intermediate Term                            -            -            -           373,013      -         -         2,733,894
    Merrill Lynch Retirement Preservation Trust    -            -            -           150,622      -         -         3,929,727
    AIM Value Fund                                 -            -            -            -           -         -        17,196,524
    American Balance Fund                          -            -            -            -           -         -         5,033,648
    Stewart & Stevenson Services, Inc.,
      Common Stock                                 -            -            -            -           -         -           995,812
    Franklin Small Cap Growth Fund                275,489       -            -           314,785      -         -           590,274
    Hotchkis & Wiley International Fund            -           139,174       -           282,824      -         -           421,998
    MFS - Massachusetts Investors Trust            -            -           799,426      345,640      -         -         1,145,066
    Participant loans                              -            -            -            -        1,449,798    -         1,449,798
                                                  ------     ---------    --------     ---------  ----------  -------    ----------

               Total investments                  275,489      139,174      799,426    1,466,884   1,449,798    -        40,173,025

  Receivables-
    Employer contributions                          1,663          631        3,376       13,465      -         -            86,386
    Participant contributions                       5,666        2,408       12,156       42,027      -         -           269,644
  Cash                                             -            -            -            -           -         21,740       21,740
                                                  -------     --------    ---------    ---------  ----------  --------    ---------
                                                    7,329        3,039       15,532       55,492      -         21,740      377,770
                                                  -------     --------    ---------    ---------  ----------  --------    ---------

Net assets available for benefits                $282,818     $142,213     $814,958   $1,522,376  $1,449,798   $21,740  $40,550,795
                                                 ========     ======       =======    ==========   =========     =====   ==========

        Statement of Net Assets Available for Benefits by Investment Fund

                             As of December 31, 1997

                                                              Fund 1        Fund 2          Fund 3        Fund 4       Fund 5
                                                             ML Global   ML Corporate   ML Retirement      AIM        American
Assets-
  Investments, at fair value-
    Merrill Lynch Global Allocation Fund, Inc.            $  6,667,131     $   -           $  -         $    -        $  -
    Merrill Lynch Corporate Bond Fund, Inc.,
      Intermediate Term                                         -           1,734,374         -              -           -
    Merrill Lynch Retirement Preservation Trust                 -              -           2,660,658         -           -
    AIM Value Fund                                              -              -              -          11,138,933      -
    American Balanced Fund                                      -              -              -              -        3,988,951
    Stewart & Stevenson Services, Inc., Common Stock            -              -              -              -           -
    Participant loans                                           -              -              -              -           -
                                                            ----------   ------------   ------------    -----------  ----------

                    Total investments                        6,667,131      1,734,374      2,660,658     11,138,933   3,988,951

  Receivables-
    Employer contributions                                       6,953          2,771          2,704         12,170       4,547
    Participant contributions                                   37,404         13,912         14,271         67,608      25,015
    Interfund receivable (payable)                              -              -                  66         -           -
  Cash                                                          -              -              -              -           -
                                                            ----------   ------------   ------------    -----------  ----------
                                                                44,357         16,683         17,041         79,778      29,562
                                                            ----------   ------------   ------------    -----------  ----------

Net assets available for benefits                           $6,711,488     $1,751,057     $2,677,699    $11,218,711  $4,018,513

                                                            ==========   ============   ============    ===========  ==========

(Continued)

                                                              Fund 6      Participant
                                                             S&S Services  Loan Fund    General       Total

Assets-
  Investments, at fair value-
    Merrill Lynch Global Allocation Fund, Inc.               $  -          $ -         $ -       $6,667,131
    Merrill Lynch Corporate Bond Fund, Inc.,
      Intermediate Term                                         -            -           -        1,734,374
    Merrill Lynch Retirement Preservation Trust                 -            -           -        2,660,658
    AIM Value Fund                                              -            -           -       11,138,933
    American Balanced Fund                                      -            -           -        3,988,951
    Stewart & Stevenson Services, Inc., Common Stock         1,789,246       -           -        1,789,246
    Participant loans                                           -           890,184      -          890,184
                                                            ----------    ---------   ------     ----------

                    Total investments                        1,789,246      890,184      -       28,869,477

  Receivables-
    Employer contributions                                       2,309       -           -           31,454
    Participant contributions                                   11,958       -           -          170,168
    Interfund receivable (payable)                              -            -          (66)         -
  Cash                                                          -            -           66              66
                                                            ----------    ---------   ------     ----------
                                                                14,267       -           -          201,688
                                                            ----------    ---------   ------     ----------

Net assets available for benefits                           $1,803,513    $ 890,184    $ -      $29,071,165
                                                             ==========    ========    =====    ===========


  Statement of Changes in Net Assets Available for Benefits by Investment Fund

                      For the Year Ended December 31, 1998

                                                    Fund 1       Fund 2          Fund 3         Fund 4        Fund 5      Fund 6
                                                  ML Global   ML Corporate    ML Retirement      AIM        American   S&S SERVICES
                                                  ---------   ------------    -------------   ----------   ---------- -------------
Additions to net assets attributed to-
  Investment income-
    Dividends                                     $  769,775    $ 127,333        $ 181,660    $ 1,074,567  $  466,595   $   25,281
    Interest                                          17,359        6,216            9,320         36,109      11,973        5,311
    Net appreciation (depreciation) in fair
      value of investments                          (700,375)      18,338           -           3,016,899      15,003   (1,144,502)
                                                  ----------  -----------     ------------    -----------  ----------  -----------

           Total investments income                   86,759      151,887          190,980      4,127,575     493,571   (1,113,910)

  Contributions-
    Employer                                         287,641      121,886          170,417        611,589     223,826       62,042
    Participant                                    1,211,906      507,666          624,395      2,608,324     925,758      312,474
    Participant rollovers                             17,524       22,284           36,884         32,815      18,737        4,612
                                                  ----------  -----------     ------------    -----------  ----------  -----------

           Total contributions                     1,517,071      651,836          831,696      3,252,728   1,168,321      379,128
                                                  ----------  -----------     ------------    -----------  ----------  -----------

           Total additions                         1,603,830      803,723        1,022,676      7,380,303   1,661,892     (734,782)
                                                  ----------  -----------     ------------    -----------  ----------  -----------

Deductions from net assets attributed to-
  Distributions to participants                      333,831      135,179          138,371        776,009     167,706       74,308
  Withdrawals                                         41,399        6,795           21,320         43,753      25,748       10,662
  Administrative expenses                             -            -                89,178         -           -            -
  Interfund transfers (in) out, net                1,216,995       32,442         (367,625)       464,966     413,720      (23,026)
                                                  ----------  -----------     ------------    -----------  ----------  -----------

           Total deductions                        1,592,225      174,416         (118,756)     1,284,728     607,174       61,944
                                                  ----------  -----------     ------------    -----------  ----------  -----------

Net increase (decrease)                               11,605      629,307        1,141,432      6,095,575   1,054,718     (796,726)

Net assets available for benefits-
  Beginning of year                                6,711,488    1,751,057        2,677,699     11,218,711   4,018,513    1,803,513
                                                  ----------  -----------     ------------    -----------  ----------  -----------

  End of year                                     $6,723,093   $2,380,364       $3,819,131    $17,314,286  $5,073,231   $1,006,787

                                                  ==========   ==========       ==========    ===========  ==========   ==========

(Continued)

                                                              Fund 8                    Fund 10
                                                   Fund 7     Hotchkis      Fund 9        Model     Participant
                                                  Franklin    & Wiley        MFS       Portfolios    Loan Fund  General     Total
                                                 ---------   ---------    ---------    -----------  ----------  -------   ---------
Additions to net assets attributed to-
  Investment income-
    Dividends                                    $  3,836     $   4,008   $  34,248   $   38,020   $  -        $ -      $ 2,725,323
    Interest                                        1,796           132       2,104        4,004      -          -           94,324
    Net appreciation (depreciation) in fair
      value of investments                         (1,398)       (7,280)     28,742       23,092      -          -        1,248,519
                                                  ---------    ----------  ----------   ----------  ---------- -------- -----------

           Total investments income                 4,234        (3,140)     65,094       65,116      -          -        4,068,166

  Contributions-
    Employer                                       21,698         7,766      38,455      190,798      -          -        1,736,118
    Participant                                    99,183        36,216     181,385      870,530      -          -        7,377,837
    Participant rollovers                           6,649        -            5,775       77,457      -          -          222,737
                                                 ---------    ----------  ----------   ----------  ---------- --------  -----------

           Total contributions                    127,530        43,982     225,615    1,138,785      -          -        9,336,692
                                                 ---------    ----------  ----------   ----------  ---------- --------  -----------

           Total additions                        131,764        40,842     290,709    1,203,901      -          -       13,404,858
                                                 ---------    ----------  ----------   ----------  ---------- --------  -----------

Deductions from net assets attributed to-
  Distributions to participants                       717        -            1,653        3,708      45,141     -        1,676,623
  Withdrawals                                       4,331            10       3,500        1,909      -          -          159,427
  Administrative expenses                          -             -           -            -           -          -           89,178
  Interfund transfers (in) out, net              (156,102)     (101,381)   (529,402)    (324,092)   (604,755)   (21,740)     -
                                                 ---------    ----------  ----------   ----------  ----------  --------  ----------

           Total deductions                      (151,054)     (101,371)   (524,249)    (318,475)   (559,614)   (21,740)  1,925,228
                                                 ---------    ----------  ----------   ----------  ----------  --------  ----------

Net increase (decrease)                           282,818       142,213     814,958    1,522,376     559,614     21,740  11,479,630

Net assets available for benefits-
  Beginning of year                                -             -           -            -          890,184     -       29,071,165
                                                  ---------    ----------  ----------   ----------  ---------- -------- -----------

  End of year                                     $282,818    $142,213    $ 814,958   $1,522,376  $1,449,798   $21,740  $40,550,795
                                                  ========     =========   =========   ==========  ========== ======== ==========

  Statement of Changes in Net Assets Available for Benefits by Investment Fund

                      For the Year Ended December 31, 1997

                                                           Fund 1        Fund 2          Fund 3        Fund 4       Fund 5
                                                           ML Global   ML Corporate    ML Retirement      AIM       American
                                                           ---------   ------------    -------------   ----------   --------
Additions to net assets attributed to-
  Investment income-
    Dividends                                              $ 849,779      $  92,642      $ 140,808      $1,126,699  $ 416,447
    Interest                                                  14,788          3,207          5,319         26,362       9,053
    Net appreciation (depreciation) in fair value of
      investments                                           (274,895)        26,238         -             706,898     200,227
                                                          ----------   ------------   ------------     ----------  ----------

          Total investment income                            589,672        122,087        146,127      1,859,959     625,727

  Contributions-
    Employer                                                 239,698         98,369        102,703        396,611     149,923
    Participant                                            1,308,587        506,453        545,736      2,199,106     822,213
    Participant rollovers                                     90,037         17,497         28,500         47,245      99,237
  Other additions-
    Transfer from the Sierra Plan (Note 7)                   657,124         40,262        115,889        699,031      -
    Other receipts                                            -              -              38,347         -           -
                                                          ----------   ------------   ------------     ----------  ----------

          Total contributions and other additions          2,295,446        662,581        831,175      3,341,993   1,071,373
                                                          ----------   ------------   ------------     ----------  ----------

          Total additions                                  2,885,118        784,668        977,302      5,201,952   1,697,100
                                                          ----------   ------------   ------------     ----------  ----------

Deductions from net assets attributed to-
  Distributions to participants                              380,822        162,468        440,820        560,788     276,790
  Withdrawals                                                  4,116          8,532         12,637         12,296       2,641
  Administrative expenses                                     -              -              69,418         -           -
  Interfund transfers (in) out, net                          151,258         92,203       (127,228)       (64,905)     17,026
                                                          ----------   ------------   ------------     ----------  ----------

          Total deductions                                   536,196        263,203        395,647        508,179     296,457
                                                          ----------   ------------   ------------     ----------  ----------

Net increase (decrease)                                    2,348,922        521,465        581,655      4,693,773   1,400,643

Net assets available for benefits-
  Beginning of year                                        4,362,566      1,229,592      2,096,044      6,524,938   2,617,870
                                                          ----------   ------------   ------------     ----------  ----------

  End of year                                             $6,711,488     $1,751,057     $2,677,699    $11,218,711  $4,018,513
                                                          ==========     ==========     ==========    ===========  ==========

(Continued)

                                                           Fund 6      Participant
                                                           S&S Services    Loan Fund    General      Total
                                                           ------------    ---------   ---------   ---------

Additions to net assets attributed to-
  Investment income-
    Dividends                                              $  21,885      $ -         $ -         $2,648,260
    Interest                                                   6,703        -           -             65,432
    Net appreciation (depreciation) in fair value of
      investments                                           (164,015)       -           -            494,453
                                                         -----------    ----------   ---------   -----------

          Total investment income                           (135,427)       -           -          3,208,145

  Contributions-
    Employer                                                  91,917        -           -          1,079,221
    Participant                                              493,365        -           -          5,875,460
    Participant rollovers                                     23,997        -           -            306,513
  Other additions-
    Transfer from the Sierra Plan (Note 7)                    -             49,872      -          1,562,178
    Other receipts                                            -             -           -             38,347
                                                         -----------    ----------   ---------   -----------

          Total contributions and other additions            609,279        49,872      -          8,861,719
                                                         -----------    ----------   ---------   -----------

          Total additions                                    473,852        49,872      -         12,069,864
                                                         -----------    ----------   ---------   -----------

Deductions from net assets attributed to-
  Distributions to participants                               71,555        73,988      -          1,967,231
  Withdrawals                                                  9,883        -           -             50,105
  Administrative expenses                                     -             -           -             69,418
  Interfund transfers (in) out, net                          152,896      (391,373)    170,123        -
                                                         -----------    ----------   ---------   -----------

          Total deductions                                   234,334      (317,385)    170,123     2,086,754
                                                         -----------    ----------   ---------   -----------

Net increase (decrease)                                      239,518       367,257    (170,123)    9,983,110

Net assets available for benefits-
  Beginning of year                                        1,563,995       522,927     170,123    19,088,055
                                                         -----------    ----------   ---------   -----------

  End of year                                             $1,803,513      $890,184    $ -        $29,071,165
                                                          ==========      ========    ========   ===========


                                                                     SCHEDULE I
                     STEWART & STEVENSON 401(k) SAVINGS PLAN

          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1998

                                                             Number of
                                                             Shares or
                                                             Principal                    Current
       Identity of Issue          Description of Asset       Amount          Cost          Value

                                  Merrill Lynch Global
Merrill Lynch Trust Company*        Allocation Fund, Inc.      529,444      $7,506,953   $6,676,284

                                  Merrill Lynch Corporate
                                    Bond Fund, Inc.,
Merrill Lynch Trust Company*        Intermediate Term          234,267       2,691,185    2,733,894

                                  Merrill Lynch
                                    Retirement
Merrill Lynch Trust Company*        Preservation Trust       3,929,727       3,929,727    3,929,727

AIM Family of Funds               AIM Value Fund               427,881      13,312,473   17,196,524

American Funds Group              American Balanced Fund       319,394       4,780,790    5,033,648

Stewart & Stevenson
  Services, Inc.*                 Common stock                 102,134       2,136,188      995,812

                                  Franklin Small Cap
Franklin                            Growth Fund                 26,153         572,052      590,274

                                  Hotchkis & Wiley
Olympic Trust                       International Fund          18,127         434,407      421,998


                                  Massachusetts
Massachusetts Financial Services    Investors Trust             56,546       1,099,779    1,145,066


                                  Participant loans
                                    (interest rates
Stewart & Stevenson 401(k)          ranging from 8.25%
  Savings Plan*                     to 10%)                  $1,449,798      1,449,798    1,449,798
                                                                           -----------  -----------

        Total assets held for investment purposes                          $37,913,352  $40,173,025
                                                                           ===========   ==========

*Identified party in interest.

                                                                                                SCHEDULE II

  STEWART & STEVENSON 401(k) SAVINGS
                 PLAN

 ITEM 27(d) - SCHEDULE OF REPORTABLE
             TRANSACTIONS

 FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                                       Current
                                                                                                      Value of
                                                                                                       Asset on
                                                                 Purchase    Selling      Cost of    Transaction      Net
Identity of Party Involved     Description of Asset                Price*     Price*       Asset         Date        Gain (Loss)
--------------------------     --------------------             ----------   ---------  ----------   -----------     -----------
SERIES:
  Merrill Lynch Trust Company  Merrill Lynch Global Allocation
                                 Fund, Inc.                     $2,496,786   $ -        $2,496,786   $2,496,786          $-
  Merrill Lynch Trust Company  Merrill Lynch Global Allocation
                                 Fund, Inc.                         -        1,787,258   1,790,394    1,787,258        (3,136)
  Merrill Lynch Trust Company  Merrill Lynch Retirement
                                 Preservation Trust              2,074,552       -       2,074,552    2,074,552           -
  Merrill Lynch Trust Company  Merrill Lynch Retirement
                                 Preservation Trust                 -          805,483     805,483      805,483           -
  AIM Family of Funds          AIM Value Fund                    5,426,720       -       5,426,720    5,426,720           -
  AIM Family of Funds          AIM Value Fund                       -        2,386,028   1,993,269    2,386,028       392,759
  American Funds Group         American Balanced Fund            1,899,920       -       1,899,920    1,899,920           -
  American Funds Group         American Balanced Fund               -          870,226     808,489      870,226        61,737


*Amounts are net of purchase/selling expenses.




                                         NOTE: This schedule includes series
                                         transactions involving the same
                                         investment activity which, in the
                                         aggregate, amounts to more than 5
                                         percent of the current value of Plan
                                         assets at the beginning of the Plan
                                         year.

                                    SIGNATURE


    Pursuant to the requirements of the Securities Exchange Act of 1934, the Stewart & Stevenson 401(k) Savings Plan Administrative Committee which administers the Stewart & Stevenson 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized in the City of Houston and the State of Texas, on the 28th day of June, 1999.




Stewart & Stevenson 401(k) Savings Plan
Administrative Committee

/s/ DAVID R. STEWART                               /s/ JOHN H. DOSTER
-------------------------                          -------------------------
David R. Stewart                                   John H. Doster
Member                                             Member

/s/ DONALD E. STEVENSON                            /s/ J. CARSEY MANNING
------------------------                           -------------------------
Donald E. Stevenson                                J. Carsey Manning
Member                                             Member